FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2018 Third Quarter

(April 1, 2017 through December 31, 2017)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2018 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

February 6, 2018

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Kenta Kon, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 13, 2018
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2018 First Nine Months (April 1, 2017 through December 31, 2017)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2018 first nine months	21,796,974	8.1	1,770,186	13.8	2,003,113	13.6	2,013,177	40.5
FY2017 first nine months	20,154,720	-6.0	1,555,451	-32.5	1,764,072	-28.1	1,432,704	-24.0

(Note)  Comprehensive income: FY2018 first nine months 2,428,083 million yen ( 50.3%),

             FY2017 first nine months 1,615,665 million yen ( -11.7%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2018 first nine months	677.95	670.31
FY2017 first nine months	472.31	467.35

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2018 third quarter	51,216,462	20,170,391	18,996,488	37.1
FY2017	48,750,186	18,668,953	17,514,812	35.9

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2017	—	100.00	—	110.00	210.00
FY2018	—	100.00	—
FY2018 (forecast)				—	—

(Note)

Revisions to the forecast of cash dividends since the latest announcement: none

Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2018 (April 1, 2017 through March 31, 2018)

	(% of change from FY2017)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	29,000,000	5.1	2,200,000	10.3	2,450,000	11.7	2,400,000	31.1	808.91

(Note)  Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 9 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 9 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2018 third quarter 3,262,997,492 shares, FY2017 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2018 third quarter 324,695,986 shares,
FY2017 288,274,636 shares

(iii)	Average number of shares issued and outstanding in each period: FY2018 first nine months 2,955,906,559 shares,
FY2017 first nine months 3,017,815,402 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2017	—	52.50	—	52.50	105.00
FY2018	—	79.00	—
FY2018 (forecast)				—	—

(Note)  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2018 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2018 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 third quarter (December 31, 2017)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,995,075	2,746,661	(248,414)
Time deposits	1,082,654	1,201,816	119,162
Marketable securities	1,821,598	1,842,324	20,726
Trade accounts and notes receivable, less allowance for doubtful accounts	2,115,938	2,093,532	(22,406)
Finance receivables, net	6,196,649	6,581,503	384,854
Other receivables	436,867	478,370	41,503
Inventories	2,388,617	2,542,307	153,690
Prepaid expenses and other current assets	796,297	1,018,119	221,822

Total current assets	17,833,695	18,504,632	670,937

Noncurrent finance receivables, net	9,012,222	9,836,902	824,680
Investments and other assets:
Marketable securities and other securities investments	7,679,928	8,163,840	483,912
Affiliated companies	2,845,639	3,071,841	226,202
Employees receivables	25,187	23,292	(1,895)
Other	1,156,406	1,152,631	(3,775)

Total investments and other assets	11,707,160	12,411,604	704,444

Property, plant and equipment:
Land	1,379,991	1,390,339	10,348
Buildings	4,470,996	4,652,591	181,595
Machinery and equipment	11,357,340	11,695,766	338,426
Vehicles and equipment on operating leases	5,966,579	6,267,680	301,101
Construction in progress	474,188	493,638	19,450

Total property, plant and equipment, at cost	23,649,094	24,500,014	850,920

Less – Accumulated depreciation	(13,451,985)	(14,036,690)	(584,705)

Total property, plant and equipment, net	10,197,109	10,463,324	266,215

Total assets	48,750,186	51,216,462	2,466,276

TOYOTA MOTOR CORPORATION    FY2018 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 third quarter (December 31, 2017)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,953,682	5,551,126	597,444
Current portion of long-term debt	4,290,449	4,321,512	31,063
Accounts payable	2,566,382	2,308,305	(258,077)
Other payables	936,938	901,679	(35,259)
Accrued expenses	3,137,827	3,044,969	(92,858)
Income taxes payable	223,574	305,934	82,360
Other current liabilities	1,210,113	1,358,981	148,868

Total current liabilities	17,318,965	17,792,506	473,541

Long-term liabilities:
Long-term debt	9,911,596	10,491,838	580,242
Accrued pension and severance costs	905,070	919,929	14,859
Deferred income taxes	1,423,726	1,291,030	(132,696)
Other long-term liabilities	521,876	550,768	28,892

Total long-term liabilities	12,762,268	13,253,565	491,297

Total liabilities	30,081,233	31,046,071	964,838

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2017 and December 31, 2017 issued: 47,100,000 shares at March 31, 2017 and December 31, 2017	485,877	488,902	3,025

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2017 and December 31, 2017 issued: 3,262,997,492 shares at March 31, 2017 and December 31, 2017	397,050	397,050	—
Additional paid-in capital	484,013	487,954	3,941
Retained earnings	17,601,070	18,984,330	1,383,260
Accumulated other comprehensive income (loss)	640,922	970,779	329,857
Treasury stock, at cost, 288,274,636 shares at March 31, 2017 and 324,695,986 shares at December 31, 2017	(1,608,243)	(1,843,625)	(235,382)

Total Toyota Motor Corporation shareholders’ equity	17,514,812	18,996,488	1,481,676

Noncontrolling interests	668,264	685,001	16,737

Total shareholders’ equity	18,183,076	19,681,489	1,498,413

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	51,216,462	2,466,276

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2018 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First nine months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2017 first nine months (Nine months ended December 31, 2016)	FY2018 first nine months (Nine months ended December 31, 2017)	Increase (Decrease)
Net revenues:
Sales of products	18,833,706	20,335,530	1,501,824
Financing operations	1,321,014	1,461,444	140,430

Total net revenues	20,154,720	21,796,974	1,642,254

Costs and expenses:
Cost of products sold	15,693,468	16,859,814	1,166,346
Cost of financing operations	864,850	954,418	89,568
Selling, general and administrative	2,040,951	2,212,556	171,605

Total costs and expenses	18,599,269	20,026,788	1,427,519

Operating income	1,555,451	1,770,186	214,735

Other income (expense):
Interest and dividend income	129,644	148,661	19,017
Interest expense	(19,588)	(20,049)	(461)
Foreign exchange gain, net	42,536	73,755	31,219
Other income (loss), net	56,029	30,560	(25,469)

Total other income (expense)	208,621	232,927	24,306

Income before income taxes and equity in earnings of affiliated companies	1,764,072	2,003,113	239,041

Provision for income taxes	525,244	278,309	(246,935)
Equity in earnings of affiliated companies	258,002	358,851	100,849

Net income	1,496,830	2,083,655	586,825

Less - Net income attributable to noncontrolling interests	(64,126)	(70,478)	(6,352)

Net income attributable to Toyota Motor Corporation	1,432,704	2,013,177	580,473

Note:    Net income attributable to common shareholders for the first nine months ended December 31, 2017 and 2016 is 2,003,958 million yen and 1,425,357 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 9,219 million yen and 7,347 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	472.31	677.95	205.64
Diluted	467.35	670.31	202.96

TOYOTA MOTOR CORPORATION    FY2018 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2017 first nine months (Nine months ended December 31, 2016)	FY2018 first nine months (Nine months ended December 31, 2017)	Increase (Decrease)
Net income	1,496,830	2,083,655	586,825
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	9,033	123,885	114,852
Unrealized gains (losses) on securities	94,912	213,341	118,429
Pension liability adjustments	14,890	7,202	(7,688)

Total other comprehensive income (loss)	118,835	344,428	225,593

Comprehensive income	1,615,665	2,428,083	812,418

Less - Comprehensive income attributable to noncontrolling interests	(69,935)	(85,049)	(15,114)

Comprehensive income attributable to Toyota Motor Corporation	1,545,730	2,343,034	797,304

TOYOTA MOTOR CORPORATION    FY2018 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Third quarter for the three months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2017 third quarter (Three months ended December 31, 2016)	FY2018 third quarter (Three months ended December 31, 2017)	Increase (Decrease)
Net revenues:
Sales of products	6,617,000	7,101,556	484,556
Financing operations	467,187	504,211	37,024

Total net revenues	7,084,187	7,605,767	521,580

Costs and expenses:
Cost of products sold	5,636,630	5,869,991	233,361
Cost of financing operations	331,037	328,159	(2,878)
Selling, general and administrative	677,934	733,972	56,038

Total costs and expenses	6,645,601	6,932,122	286,521

Operating income	438,586	673,645	235,059

Other income (expense):
Interest and dividend income	49,890	55,899	6,009
Interest expense	(8,475)	(6,508)	1,967
Foreign exchange gain, net	70,443	19,936	(50,507)
Other income (loss), net	37,094	7,968	(29,126)

Total other income (expense)	148,952	77,295	(71,657)

Income before income taxes and equity in earnings of affiliated companies	587,538	750,940	163,402

Provision for income taxes	170,320	(95,938)	(266,258)
Equity in earnings of affiliated companies	89,607	123,808	34,201

Net income	506,825	970,686	463,861

Less - Net income attributable to noncontrolling interests	(20,294)	(28,837)	(8,543)

Net income attributable to Toyota Motor Corporation	486,531	941,849	455,318

Note:   Net income attributable to common shareholders for the third quarter ended December 31, 2017 and 2016 is 938,776 million yen and 484,082 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,073 million yen and 2,449 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	161.26	319.01	157.75
Diluted	159.54	314.99	155.45

TOYOTA MOTOR CORPORATION    FY2018 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2017 third quarter (Three months ended December 31, 2016)	FY2018 third quarter (Three months ended December 31, 2017)	Increase (Decrease)
Net income	506,825	970,686	463,861
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	563,916	47,759	(516,157)
Unrealized gains (losses) on securities	286,339	39,293	(247,046)
Pension liability adjustments	15,604	3,205	(12,399)

Total other comprehensive income (loss)	865,859	90,257	(775,602)

Comprehensive income	1,372,684	1,060,943	(311,741)

Less - Comprehensive income attributable to noncontrolling interests	(61,567)	(36,559)	25,008

Comprehensive income attributable to Toyota Motor Corporation	1,311,117	1,024,384	(286,733)

TOYOTA MOTOR CORPORATION    FY2018 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2017 first nine months (Nine months ended December 31, 2016)	FY2018 first nine months (Nine months ended December 31, 2017)
Cash flows from operating activities:
Net income	1,496,830	2,083,655
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,174,743	1,280,923
Provision for doubtful accounts and credit losses	66,522	57,317
Pension and severance costs, less payments	28,370	10,990
Losses on disposal of fixed assets	20,493	29,293
Unrealized losses on available-for-sale securities, net	5,885	389
Deferred income taxes	33,654	(200,218)
Equity in earnings of affiliated companies	(258,002)	(358,851)
Changes in operating assets and liabilities, and other	(407,207)	(59,617)

Net cash provided by operating activities	2,161,288	2,843,881

Cash flows from investing activities:
Additions to finance receivables	(10,055,887)	(11,310,609)
Collection of and proceeds from sales of finance receivables	9,491,446	10,494,113
Additions to fixed assets excluding equipment leased to others	(860,918)	(871,349)
Additions to equipment leased to others	(1,749,248)	(1,750,068)
Proceeds from sales of fixed assets excluding equipment leased to others	25,175	46,658
Proceeds from sales of equipment leased to others	917,723	889,071
Purchases of marketable securities and security investments	(1,809,606)	(2,190,010)
Proceeds from sales of and maturity of marketable securities and security investments	1,400,215	1,927,388
Changes in investments and other assets, and other	481,892	(144,938)

Net cash used in investing activities	(2,159,208)	(2,909,744)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,218,047	3,547,901
Payments of long-term debt	(2,844,726)	(3,315,773)
Increase in short-term borrowings	560,094	477,968
Dividends paid to Toyota Motor Corporation class shareholders	(3,697)	(6,194)
Dividends paid to Toyota Motor Corporation common shareholders	(634,476)	(620,698)
Dividends paid to noncontrolling interests	(62,297)	(63,727)
Reissuance (repurchase) of treasury stock, and other	(610,112)	(233,260)

Net cash used in financing activities	(377,167)	(213,783)

Effect of exchange rate changes on cash and cash equivalents	(13,555)	31,232

Net decrease in cash and cash equivalents	(388,642)	(248,414)

Cash and cash equivalents at beginning of period	2,939,428	2,995,075

Cash and cash equivalents at end of period	2,550,786	2,746,661

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2018 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Going Concern Assumption

None

(5) Significant Changes in Shareholders’ Equity

None

2. Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance to simplify the measurement of inventory. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Supplemental Material for Financial Results for FY2018 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2017												FY2018								FY2018
	1Q (2016/4-6)		2Q (2016/7-9)		3Q (2016/10-12)		9 months (2016/4-12)		4Q (2017/1-3)		12 months (’16/4-’17/3)		1Q (2017/4-6)		2Q (2017/7-9)		3Q (2017/10-12)		9 months (2017/4-12)		Forecast 12 months (’17/4-’18/3)
Vehicle Production (thousands of units)	2,149		2,240		2,240		6,629		2,347		8,975		2,216		2,176		2,266		6,658		—
(Japan) – including Daihatsu & Hino	934		1,059		1,013		3,006		1,104		4,109		1,023		1,039		1,100		3,162		—
[Daihatsu & Hino]	[194	]	[215	]	[236	]	[645	]	[277	]	[921	]	[266	]	[260	]	[273	]	[799	]	—
(Overseas) – including Daihatsu & Hino	1,215		1,181		1,227		3,623		1,243		4,866		1,193		1,137		1,166		3,496		—
[Daihatsu & Hino]	[86	]	[95	]	[114	]	[295	]	[105	]	[400	]	[92	]	[93	]	[90	]	[275	]	—
North America	527		508		494		1,529		534		2,063		509		438		459		1,406		—
Europe	144		135		175		454		183		637		176		152		178		506		—
Asia	420		409		434		1,263		411		1,674		383		406		413		1,202		—
Central and South America	69		69		76		214		68		282		79		86		90		254		—
Oceania	21		27		22		69		19		88		20		23		0		43		—
Africa	34		33		26		94		28		122		26		32		26		85		—
Vehicle Sales (thousands of units)	2,172		2,191		2,280		6,643		2,327		8,971		2,215		2,175		2,289		6,678		8,950
(Japan) – including Daihatsu & Hino	511		567		534		1,613		661		2,274		544		543		552		1,639		2,250
[Daihatsu & Hino]	[132	]	[146	]	[150	]	[429	]	[195	]	[623	]	[164	]	[162	]	[158	]	[484	]	[680	]
(Overseas) – including Daihatsu & Hino	1,661		1,624		1,746		5,030		1,666		6,697		1,671		1,632		1,737		5,039		6,700
[Daihatsu & Hino]	[72	]	[70	]	[82	]	[223	]	[78	]	[302	]	[71	]	[75	]	[79	]	[224	]	[290	]
North America	715		684		745		2,145		692		2,837		723		672		735		2,132		2,810
Europe	222		212		233		668		257		925		240		229		237		706		960
Asia	384		381		428		1,192		395		1,588		363		382		404		1,148		1,550
Central and South America	101		110		103		313		96		409		108		109		118		335		440
Oceania	64		65		66		194		66		260		74		70		71		215		280
Africa	43		47		44		134		46		180		42		46		46		134		190
Middle East	130		124		125		379		113		491		119		122		123		363		470
Other	2		1		2		5		1		7		2		2		3		6		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,529		2,538		2,645		7,712		2,539		10,251		2,590		2,626		2,631		7,847		10,300
Housing Sales (units)	1,185		1,611		1,282		4,078		6,243		10,321		2,312		5,399		2,699		10,410		16,300

Supplemental 1

Supplemental Material for Financial Results for FY2018 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2017						FY2018					FY2018
	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	9 months (2016/4-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	9 months (2017/4-12)		Forecast 12 months (’17/4-’18/3)
Foreign Exchange Rates
Yen to US Dollar Rate	108	102	109	107	114	108	111	111	113	112		as premise: 111
Yen to Euro Rate	122	114	118	118	121	119	122	130	133	129		as premise: 129
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.7	49.3	47.9	48.9	45.3	47.8	49.3	45.1	50.0	48.1		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	47.0	46.1	45.3	46.1	42.6	45.0	46.2	43.3	46.8	45.4		—
Number of Employees	354,974	355,264	357,072	357,072	364,445	364,445	371,888	371,286	368,883	368,883	(Note 1)	—
Net Revenues (billions of yen)	6,589.1	6,481.4	7,084.1	20,154.7	7,442.4	27,597.1	7,047.6	7,143.6	7,605.7	21,796.9		29,000.0
Geographic Information
Japan	3,361.4	3,619.0	3,772.4	10,752.9	4,077.9	14,830.8	3,686.3	3,881.8	4,173.1	11,741.3		—
North America	2,534.5	2,341.8	2,712.2	7,588.6	2,650.4	10,239.0	2,661.4	2,567.7	2,799.8	8,029.0		—
Europe	621.8	604.0	675.2	1,901.1	779.8	2,681.0	761.5	758.2	792.2	2,312.0		—
Asia	1,182.6	1,118.9	1,261.2	3,562.7	1,257.0	4,819.8	1,196.7	1,287.6	1,341.5	3,825.9		—
Other	521.5	525.0	559.9	1,606.5	554.5	2,161.0	612.4	625.4	616.2	1,854.0		—
Elimination	-1,632.8	-1,727.5	-1,896.9	-5,257.3	-1,877.3	-7,134.7	-1,870.8	-1,977.3	-2,117.1	-5,965.4		—
Business Segment
Automotive	6,029.0	5,908.9	6,469.5	18,407.5	6,674.2	25,081.8	6,368.6	6,368.2	6,862.8	19,599.7		—
Financial Services	438.9	432.0	476.0	1,346.9	476.6	1,823.6	503.7	493.8	512.5	1,510.1		—
All Other	249.0	283.8	276.0	808.9	512.1	1,321.0	337.9	430.8	381.0	1,149.9		—
Elimination	-127.8	-143.4	-137.4	-408.7	-220.5	-629.3	-162.8	-149.2	-150.7	-462.8		—
Operating Income (billions of yen)	642.2	474.6	438.5	1,555.4	438.9	1,994.3	574.2	522.2	673.6	1,770.1		2,200.0
(Operating Income Ratio) (%)	(9.7)	(7.3)	(6.2)	(7.7)	(5.9)	(7.2)	(8.1)	(7.3)	(8.9)	(8.1)		(7.6)
Geographic Information
Japan	290.3	194.3	209.3	694.0	508.2	1,202.2	319.2	321.3	470.6	1,111.1		—
North America	171.4	139.8	70.6	381.9	-70.7	311.1	89.2	55.3	33.1	177.7		—
Europe	9.0	25.5	18.1	52.6	-64.9	-12.2	20.3	17.4	23.3	61.1		—
Asia	127.4	95.3	124.6	347.4	87.7	435.1	104.3	109.8	123.6	337.8		—
Other	27.3	25.5	24.1	77.0	-18.3	58.6	38.6	31.6	33.0	103.3		—
Elimination	16.6	-5.9	-8.3	2.3	-3.0	-0.6	2.4	-13.4	-10.1	-21.1		—
Business Segment
Automotive	543.4	393.9	382.7	1,320.1	372.8	1,692.9	489.3	423.1	569.0	1,481.5		—
Financial Services	90.2	61.9	42.6	194.8	27.5	222.4	75.3	69.4	82.6	227.3		—
All Other	10.3	16.9	16.5	43.7	37.5	81.3	13.6	22.8	24.7	61.2		—
Elimination	-1.7	1.8	-3.3	-3.3	0.9	-2.3	-4.0	6.8	-2.7	0.0		—
Income before Income Taxes (billions of yen)	677.0	499.4	587.5	1,764.0	429.7	2,193.8	679.3	572.8	750.9	2,003.1		2,450.0
(Income before Income Taxes Ratio) (%)	(10.3)	(7.7)	(8.3)	(8.8)	(5.8)	(7.9)	(9.6)	(8.0)	(9.9)	(9.2)		(8.4)
Equity in Earnings of Affiliated Companies (billions of yen)	90.0	78.3	89.6	258.0	104.0	362.0	137.8	97.2	123.8	358.8		440.0
Net Income (billions of yen)	552.4	393.7	486.5	1,432.7	398.4	1,831.1	613.0	458.2	941.8	2,013.1		2,400.0	(Note 2)
(Net Income Ratio) (%)	(8.4)	(6.1)	(6.9)	(7.1)	(5.4)	(6.6)	(8.7)	(6.4)	(12.4)	(9.2)		(8.3)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	300.3	—	300.3	327.2	627.5	—	293.4	—	293.4	(Note 3)	—
Cash Dividends per Share (yen)	—	100	—	100	110	210	—	100	—	100		—
Payout Ratio (%)	—	32.1	—	—	37.3	34.6	—	27.8	—	—		—
Model AA Class Shares
Cash Dividends (billions of yen)	—	2.4	—	2.4	2.4	4.9	—	3.7	—	3.7	(Note 3)	—
Cash Dividends per Share (yen)	—	52.5	—	52.5	52.5	105	—	79	—	79		—
Value of Shares Repurchased (billions of yen) [actual purchase]	147.7	352.2	104.7	604.7	95.1	699.9	—	249.9	34.9	284.9	(Note 4)	—
Value of Shares Repurchased (billions of yen) [shareholder return]	—	199.9	—	—	249.9	449.9	—	250.0 (maximum )	—	—	(Note 4) (Note 5)	—
Number of Shares Canceled (thousands)	—	—	75,000	75,000	—	75,000	—	—	—	—	(Note 6)	—
Number of Outstanding Common Shares (thousands)	3,337,997	3,337,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997		—
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100		—

Supplemental 2

Supplemental Material for Financial Results for FY2018 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2017						FY2018					FY2018
	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	9 months (2016/4-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	9 months (2017/4-12)		Forecast 12 months (’17/4-’18/3)
R&D Expenses (billions of yen)	274.1	258.2	261.5	793.9	243.5	1,037.5	278.6	272.0	264.3	815.0		1,060.0
Depreciation Expenses (billions of yen)	205.8	215.1	225.3	646.3	246.9	893.2	212.9	242.3	248.5	703.8		950.0	(Note 7)
Geographic Information
Japan	111.9	120.2	125.4	357.6	139.6	497.2	108.4	132.6	136.4	377.5		520.0
North America	42.0	43.1	44.0	129.2	49.1	178.4	45.5	48.7	51.8	146.1		190.0
Europe	11.1	11.7	13.3	36.3	14.0	50.3	15.4	16.3	15.4	47.2		70.0
Asia	32.2	31.5	33.1	96.9	34.8	131.7	34.1	35.3	35.1	104.6		130.0
Other	8.4	8.3	9.3	26.1	9.3	35.4	9.2	9.2	9.6	28.1		40.0
Capital Expenditures (billions of yen)	253.3	257.8	268.2	779.4	432.3	1,211.8	205.7	285.1	299.4	790.4		1,280.0	(Note 7)
Geographic Information
Japan	135.1	137.3	133.7	406.2	233.9	640.2	112.5	152.1	156.9	421.6		680.0
North America	70.1	85.3	84.4	239.9	134.5	374.5	65.3	70.9	83.5	219.7		330.0
Europe	10.8	12.9	12.8	36.6	22.3	58.9	4.8	15.0	16.1	36.1		60.0
Asia	29.1	14.4	29.2	72.8	30.2	103.1	13.3	29.3	21.1	63.8		140.0
Other	8.0	7.7	7.9	23.7	11.2	34.9	9.6	17.6	21.7	48.9		70.0
Total Liquid Assets (billions of yen)	8,700.2	8,469.6	8,819.3	8,819.3	9,199.5	9,199.5	9,364.0	9,306.7	9,309.1	9,309.1	(Note 8)	—
Total Assets (billions of yen)	44,524.3	43,776.1	48,111.4	48,111.4	48,750.1	48,750.1	49,456.0	50,253.0	51,216.4	51,216.4		—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	16,127.8	16,391.9	17,293.2	17,293.2	17,514.8	17,514.8	17,874.2	18,253.4	18,996.4	18,996.4		—
Return on Equity (%)	13.4	9.6	11.5	11.2	9.1	10.6	13.8	10.1	20.2	14.6		—
Return on Asset (%)	4.8	3.6	4.2	4.0	3.3	3.8	5.0	3.7	7.4	5.4		—
Number of Consolidated Subsidiaries (including Variable Interest Entities)	—	—	—	—	—	597	—	—	—	—		—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	—	54	—	—	—	—		—

Analysis of Consolidated Net Income for FY2018 (billions of yen, approximately)	3Q (2017/10-12)	9 months (2017/4-12)	(Note 2)
Effects of Marketing Activities	5.0	-155.0
Effects of Changes in Exchange Ratesø1	195.0	295.0
Cost Reduction Efforts	35.0	135.0
From Engineering	25.0	105.0
From Manufacturing and Logistics	10.0	30.0
Increases in Expenses, etc.	-35.0	-85.0
Other	35.0	24.7
(Changes in Operating Income)	235.0	214.7
Non-operating Income	-71.6	24.3
Equity in Earnings of Affiliated Companies	34.2	100.8
Income Taxes, Net Income Attributable to Noncontrolling Interestsø2	257.7	240.5
(Changes in Net Income)ø2	455.3	580.4	(Note 2)

ø1	Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies are included in “Effects of Changes in Exchange Rates”.
ø2

Net income attributable to Toyota Motor Corporation for the third quarter and first nine months ended December 31, 2017 include reduction in income taxes of 291.9 billion yen, which is mainly attributable to the reversal of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States.

Supplemental 3

Supplemental Material for Financial Results for FY2018 Third Quarter (Unconsolidated)

< Japan GAAP >

	FY2017						FY2018				FY2018
	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	9 months (2016/4-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	9 months (2017/4-12)	Forecast 12 months (’17/4-’18/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	740	844	777	2,361	827	3,188	757	779	827	2,363	3,200
Overseas Vehicle Production (thousands of units)	1,494	1,422	1,477	4,393	1,498	5,891	1,464	1,420	1,435	4,319	5,750
Domestic Vehicle Retail Sales (thousands of units)	366	413	382	1,161	475	1,636	390	383	384	1,157	1,580
Exports Vehicle Sales (thousands of units)	393	456	462	1,311	415	1,726	440	457	504	1,401	1,850
North America	160	175	201	536	170	706	190	193	220	603	780
Europe	60	73	65	198	66	264	57	63	57	177	250
Asia	59	77	74	210	57	267	72	77	97	246	320
Central and South America	10	14	11	35	14	49	12	12	14	38	50
Oceania	36	43	35	114	40	154	40	42	38	120	170
Africa	13	15	14	42	11	53	14	15	13	42	50
Middle East	54	57	61	172	55	227	53	54	63	170	230
Other	1	2	1	4	2	6	2	1	2	5	—
Net Revenues (billions of yen)	2,644.8	2,854.8	2,978.2	8,478.0	2,998.3	11,476.3	2,870.2	2,918.1	3,259.8	9,048.1	11,900.0
Domestic	939.6	1,036.7	973.2	2,949.6	1,135.9	4,085.5	962.8	946.5	1,067.5	2,976.9	—
Exports	1,705.2	1,818.0	2,004.9	5,528.3	1,862.3	7,390.7	1,907.3	1,971.5	2,192.2	6,071.1	—
Operating Income (billions of yen)	243.6	116.3	118.3	478.3	358.8	837.2	222.4	215.5	343.3	781.4	1,100.0
(Operating Income Ratio) (%)	(9.2)	(4.1)	(4.0)	(5.6)	(12.0)	(7.3)	(7.8)	(7.4)	(10.5)	(8.6)	(9.2)
Ordinary Income (billions of yen)	479.2	383.3	552.8	1,415.4	386.3	1,801.7	570.7	513.2	674.4	1,758.4	2,080.0
(Ordinary Income Ratio) (%)	(18.1)	(13.4)	(18.6)	(16.7)	(12.9)	(15.7)	(19.9)	(17.6)	(20.7)	(19.4)	(17.5)
Net Income (billions of yen)	406.8	331.1	479.1	1,217.1	312.7	1,529.9	488.1	437.4	585.7	1,511.3	1,750.0
(Net Income Ratio) (%)	(15.4)	(11.6)	(16.1)	(14.4)	(10.4)	(13.3)	(17.0)	(15.0)	(18.0)	(16.7)	(14.7)
R&D Expenses (billions of yen)	237.4	226.4	232.9	696.8	212.8	909.6	241.6	237.3	230.3	709.3	920.0
Depreciation Expenses (billions of yen)	57.5	55.6	50.4	163.5	49.0	212.6	58.4	58.0	56.0	172.5	230.0
Capital Expenditures (billions of yen)	64.9	56.8	63.1	184.9	109.6	294.5	54.0	57.6	60.0	171.6	280.0

Analysis of Unconsolidated Net Income for FY2018 (billions of yen, approximately)	3Q (2017/10-12)	9 months (2017/4-12)
Effects of Marketing Activities	25.0	-30.0
Effects of Changes in Exchange Ratesø[3]	185.0	270.0
Cost Reduction Efforts	30.0	100.0
From Engineering	25.0	90.0
From Manufacturing and Logistics	5.0	10.0
Increases in Expenses, etc.	-15.0	-35.0
Other	0.0	-1.9
(Changes in Operating Income)	225.0	303.1
Non-operating Income	-103.5	39.9
Income Taxes, etc.	15.0	48.8
(Changes in Net Income)	106.5	294.2

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Number of common shares canceled
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 8)	Excludes financial subsidiaries
ø3	Translational impacts concerning provisions in foreign currencies are included in “Effects of Changes in Exchange Rates”.

Supplemental 4